Filed Pursuant to Rule 433
Registration No. 333-186171

First Horizon National Corporation

$500,000,000

3.500% Senior Notes due 2020

Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the preliminary prospectus supplement dated October 23, 2015 and the accompanying prospectus dated January 24, 2013.

Issuer:	First Horizon National Corporation
Title of Security:	3.500% Senior Notes due 2020 (the “Notes”)
Type of Offering:	SEC Registered
Expected Security Ratings*:	Baa3 (Stable) / BBB- (Stable) (Moody’s / Fitch)
Trade Date:	October 26, 2015
Settlement Date**:	October 30, 2015 (T+4 days)
Maturity Date:	December 15, 2020
Principal Amount:	$500,000,000
Coupon:	3.500%
Benchmark Treasury:	1.375% due September 30, 2020
Benchmark Treasury Price and Yield:	$99-28; 1.401%
Re-offer Spread to Benchmark:	+215bps
Re-offer Yield:	3.551%
Public Offering Price:	99.758% of principal amount
Discounts and Commissions:	0.35%
Net Proceeds to Issuer:	$497,040,000
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing June 15, 2016. If an interest payment date falls on a day that is not a business day, interest will be paid on the next succeeding business day and no interest will be payable as a result of that delay.
Day Count Convention:	30 / 360
Redemption:	The issuer may redeem the Notes, in whole or, in the case of Notes in denominations greater than $250,000, in part, on or after November 15, 2020 at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption.
Minimum Denominations / Multiples:	$2,000 / $1,000
CUSIP:	320517 AB1
ISIN:	US320517AB13
Joint Bookrunning Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. Goldman, Sachs & Co. FTN Financial Securities Corp.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The issuer expects that delivery of the Notes will be made against payment therefor on or about the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC at 1-866-718-1649, Barclays Capital Inc. at 1-888-603-5847, Goldman, Sachs & Co. at 1-866-471-2526 or FTN Financial Securities Corp. at 1-800-456-5460.